

January 9, 2012

Via E-mail
Ronald A. Ballschmiede
Chief Financial Officer
Chicago Bridge & Iron Company N.V.
2103 Research Forest Drive
The Woodlands, Texas 77380

> **Re: Chicago Bridge & Iron Company N.A.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **Response dated January 6, 2012**
> **File No. 1-12815**

Dear Mr. Ballschmiede:

We have reviewed your response letter dated January 6, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
Results of Operations, page 19

1. We note your response to comment 3 in our letter dated December 8, 2011. We appreciate your willingness to provide enhanced disclosures in the future regarding the factors impacting income from continuing operations. However, it is unclear how you intend to address your reference to your project mix as a factor impacting income from operations at the segment level. While we understand that you have a large number of contracts with varying contract prices, margins and terms, it is unclear how stating that the project mix was better or lower provides investors with a meaningful analysis without providing additional information as to why the project mix was better or lower. Please confirm that you will provide investors with an analysis about how your project mix impacted income from operations in future filings.

2. We also note your explanation for not including an overview of the status of material/major projects within MD&A in a similar manner to your conference calls in response to comment 3 in our letter dated December 8, 2011. While you may have determined that such disclosures are not appropriate for your analysis of your operating results, it would appear that such disclosure would be useful in an overview section of MD&A. Please confirm that you will provide similar disclosures as provided during your conference calls within your introductory/overview section of MD&A. Please refer to Section 501.12 of the Financial Reporting Codification for guidance.

3. We note your response to comment 4 in our letter dated December 8, 2011. While we understand that the restructuring costs incurred during fiscal years 2009 and 2011 were not intended to result in a reduction to your costs going forward, it remains unclear why you did not provide all of the disclosures required by ASC 420-10-50 in the format required, as the restructuring costs appear to be material to the periods in which the costs were recognized. As such, please tell us how you fully complied with the disclosures required by ASC 420-10-50 for material restructuring costs incurred, or confirm that you will provide the required disclosures in future filings.

2. Significant Accounting Policies, page 40
Revenue Recognition, page 40

4. We note the revised accounting policy you intend to include for revenue recognition in response to comment 10 in our letter dated December 8, 2011. Please further expand this disclosure to clarify when profit incentives are earned.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief